International Endeavors Corporation

1010 Industrial Road, Ste. 70

Boulder City, Nevada 89005
(951)296-1024

September 1, 2015

Via EDGAR

Tom Kluck
Rafal Patel

Matthew Lee
Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	International Endeavors Corporation Acceleration Request for Registration Statement on Form S-1 File No. 333-202639

Dear Sirs:

Pursuant to our conversation on September 1, 2015 International Endeavors Corporation (the "Company”) hereby requests that the notice of acceleration for the effective date and time of the above-referenced registration statement (the "Registration Statement”) be withdrawn.

Sincerely,

By:	/s/ Nate Engel, President International Endeavors Corporation